

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 19, 2014

<u>Via E-mail</u>
Joseph R. Wright
75 Rockefeller Plaza, 14th Floor
New York, New York 10019

RE: **Chart Acquisition Corp.**
        Schedule TO-T
        Filed August 19, 2014 by Chart Acquisition Group, LLC et al.
        File No. 5-87098

Dear Mr. Wright:

We have reviewed the above-captioned filing and have the following comments. If you disagree with any of our comments, we will consider the explanation as to why the comment is inapplicable or unnecessary. After reviewing the response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings relating to the subject transaction. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule TO-T</u>

1. Item 13 included a disclosure that suggested no information was required by Schedule 13E-3 because Rule 13e3 was inapplicable. We note, however, that the going private effect specified in Rule 13e-3(a)(3)(ii)(B) is not dependent upon a certain number of warrant holders remaining in the subject class after offer completion. In addition, given that multiple tender offers for the subject class of warrants are being contemplated, this initial tender offer could be construed as the first step in a series of transactions involving a transaction specified in Rule 13e-3(a)(3)(i)(B). Consequently, absent an exception, this tender offer may be defined as a "Rule 13e-3 transaction" within the meaning of Rule 13e-3(a)(3). Please provide us with a legal analysis in support of the apparent conclusion the Rule 13e-3 was inapplicable, or revise Item 13 to note the applicability of Rule 13e-3 and otherwise comply with Rule 13e-3 by filing a Schedule 13E-3 and extending the duration of the tender offer.

<u>Offer to Purchase</u>

2. On page 1, an assertion is made that warrant holders "should rely only on the information contained in this Offer to Purchase and in the related Letter of Transmittal…" In light of Chart Acquisition Corp.'s obligation to comply with Rules 14e-2 and 14d-9, please revise and make corresponding revisions to the section titled, "[h]as the Company or its board of directors adopted a position on the Offer?"

What will happen if I do not tender my Warrants?, page 6

3. Please advise us, with a view toward revised disclosure, why this section was devoid of any reference to a risk of delisting if the tender offer were fully subscribed.

4. We noticed the disclosure that as many as 3,750,000 warrants may be purchased in a subsequent transaction at a price of 60 cents per share. Please advise us as to when we can expect to receive a response to our comment dated August 11th, 2014, issued in the review of Exhibit 99.1 to a Schedule TO-C filed in connection with this transaction, or alternatively provide a response to the comment when replying to this comment letter.

THE OFFER | No proration, page 15

5. Please provide a legal analysis, with a view toward revised disclosure, supporting the conclusion that no proration will be available notwithstanding Rule 14d-8.

Section 6. Conditions of the Offer, page 21

6. To the extent an offer condition is triggered, and such condition is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Accordingly, please revise the statement that "each such right will be deemed an ongoing right that may be asserted at any time and from time to time," or advise.

Closing Comments

        If the information you provide in response to our comments materially changes the information already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since each of the offerors possesses the facts relating to the disclosure, each is responsible for the accuracy and adequacy of the disclosures each has made.

        In connection with responding to our comment, please provide, in writing, a statement from each of the offerors, or an authorized representative thereof, acknowledging that:

•   the offeror is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Joshua N. Englard, Esq.
Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP